Exhibit 12.1
Apartment Investment and Management Company
Ratios of Earnings to Fixed Charges
(in thousands)

	Six Months Ended	Year Ended December 31,
	June 30, 2011	2010	2009	2008	2007	2006
Earnings:
Loss from continuing operations before taxes and income or loss from equity investees	$(75,170)	$(160,664)	$(207,566)	$(168,440)	$(63,679)	$(48,411)
Add:
Fixed charges	182,600	329,804	330,511	345,682	339,183	302,844
Amortization of capitalized interest	7,354	14,430	13,936	12,840	9,921	6,003
Distributed income of equity investees	472	1,231	4,893	14,619	4,239	3,578
Subtract:
Capitalized interest	(6,427)	(11,584)	(10,095)	(24,299)	(29,034)	(23,288)
Preferred OP Unit distributions	(3,342)	(4,964)	(6,288)	(7,646)	(7,128)	(7,153)

Total earnings (A)	$105,487	$168,252	$125,392	$172,756	$253,503	$233,573

Fixed charges:
Interest expense	$171,805	$311,048	$311,550	$310,341	$299,753	$269,450
Estimate of interest within rental expense	1,026	2,208	2,578	3,396	3,268	2,953
Capitalized interest	6,427	11,584	10,095	24,299	29,034	23,288
Preferred OP Unit distributions	3,342	4,964	6,288	7,646	7,128	7,153

Total fixed charges (B)	$182,600	$329,804	$330,511	$345,682	$339,183	$302,844

Preferred stock dividends	$24,877	$52,079	$52,215	$55,190	$63,381	$74,284
Redemption related preferred issuance costs	(2,749)	1,511	(1,649)	(1,482)	2,635	6,848

Total preferred stock dividends	$22,128	$53,590	$50,566	$53,708	$66,016	$81,132

Total fixed charges and preferred stock dividends (C)	$204,728	$383,394	$381,077	$399,390	$405,199	$383,976

Ratio of earnings to fixed charges (A divided by B)	(1)	(1)	(1)	(1)	(1)	(1)

Ratio of earnings to fixed charges and preferred stock dividends (A divided by C)	(2)	(2)	(2)	(2)	(2)	(2)

(1)	During the six months ended June 30, 2011, earnings were insufficient to cover fixed charges by $77.1 million. During the fiscal years ended December 31, 2010, 2009, 2008, 2007 and 2006, earnings were insufficient to cover fixed charges by $161.6 million, $205.1 million, $172.9 million, $85.7 million and $69.3 million, respectively.

(2)	During the six months ended June 30, 2011, earnings were insufficient to cover fixed charges and preferred stock dividends by $99.2 million. During the fiscal years ended December 31, 2010, 2009, 2008, 2007 and 2006, earnings were insufficient to cover fixed charges and preferred stock dividends by $215.1 million, $255.7 million, $226.6 million, $151.7 million and $150.4 million, respectively.